NO ACT

PE
10-18-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10013755

November 9, 2010

Robert H. Friedman
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public Availability: 11-9-10

Re: GlobalOptions Group, Inc.
Incoming letter dated October 18, 2010

Dear Mr. Friedman:

This is in response to your letter dated October 18, 2010 concerning the shareholder proposal submitted to GlobalOptions Group by Eric Weinstein. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Eric Weinstein

*** FISMA & OMB Memorandum M-07-16 ***

November 9, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: GlobalOptions Group, Inc.
Incoming letter dated October 18, 2010

The proposal relates to special meetings.

There appears to be some basis for your view that GlobalOptions Group may exclude the proposal under rule 14a-8(e)(2) because GlobalOptions Group received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if GlobalOptions Group omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that GlobalOptions Group did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant GlobalOptions Group's request that the 80-day requirement be waived.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

O L S H A N
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

PARK AVENUE TOWER
65 EAST 55TH STREET
NEW YORK, NEW YORK 10022
TELEPHONE: 212.451.2300
FACSIMILE: 212.451.2222

WWW.OLSHANLAW.COM

DIRECT DIAL: 212.451.2220
EMAIL: RFRIEDMAN@OLSHANLAW.COM

October 18, 2010

VIA ELECTRONIC MAIL AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: GlobalOptions Group, Inc. - Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Eric Weinstein

Ladies and Gentlemen:

We are counsel to GlobalOptions Group, Inc. (the "Company"). On September 28, 2010, the Company's Chief Executive Officer, Harvey W. Schiller, Ph.D., received an email from Eric Weinstein (the "Proponent") submitting a shareholder proposal (the "Proposal") for inclusion in the Company's proxy statement for its 2010 annual meeting of stockholders (the "2010 Annual Meeting"). On behalf of the Company, we hereby respectfully request the confirmation of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the Company's proxy statement for the 2010 Annual Meeting (the "2010 Proxy Statement") for the reasons discussed below.

Attached to this letter is a copy of the Proposal and other materials submitted by the Proponent.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are submitting this letter, along with the Proposal and Proponent's other submitted materials, by email to shareholderproposals@sec.gov and delivering via overnight courier six (6) hard copies of this submission for filing with the Commission, along with one additional copy to be file-stamped and returned to us. Further, pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are concurrently providing a copy of this submission to the Proponent by email and overnight courier.

NEW JERSEY OFFICE
744 BROAD STREET, 16TH FLOOR
NEWARK, NJ 07102
TELEPHONE: 973.331.7200
FACSIMILE: 973.331.7222

Analysis

The Proposal may be excluded under Rule 14a-8(e)(2)

Rule 14a-8(e)(2) promulgated under the Exchange Act establishes the deadline for submitting shareholder proposals for inclusion in the proxy mailing for a regularly scheduled annual meeting as "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." However, Rule 14a-8(e)(2) also provides that "if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials."

The Company's 2009 annual meeting of stockholders (the "2009 Annual Meeting") was held on December 14, 2009, and the related proxy statement (the "2009 Proxy Statement") was released to the Company's stockholders on November 13, 2009. Therefore, 120 calendar days prior to the first anniversary of this release date was July 16, 2010. Further, in the 2009 Proxy Statement under the section titled "Stockholder Proposals", the Company stated as follows: "[i]n order to be considered for inclusion in the proxy materials to be distributed in connection with the 2010 Annual Meeting, stockholder proposals for such meeting must be submitted to the Company no later than July 16, 2010." The Proposal was not submitted until September 28, 2010, almost two and a half months after the abovementioned deadline.

Although the Company has not yet fixed the date for the 2010 Annual Meeting, the Company intends to hold the 2010 Annual Meeting no later than January 13, 2011 and no earlier than November 14, 2010, which date will be within 30 days of December 14, 2010, the one-year anniversary of the 2009 Annual Meeting. As a result, the current situation does not implicate the alternative methods of calculation set out in Rule 14a-8(e)(2) and the application of the 120 calendar day advance receipt requirement is appropriate. Accordingly, the Company believes that it may properly exclude the Proposal from the 2010 Proxy Statement under Rule 14a-8(e)(2) because the Proposal was not submitted in a timely manner.

The 80-day filing requirement under Rule 14a-8(j)(1) should be waived

Rule 14a-8(j) provides that "[i]f the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, "[t]he Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline." As discussed in Question D in Staff Legal Bulletin No. 14B (Sept. 15, 2004), "[t]he most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed."

As discussed above, although the Company has not yet fixed the date for the 2010 Annual Meeting, the Company intends to hold the 2010 Annual Meeting no later than January 13, 2011 and no earlier than November 14, 2010. In order to provide its stockholders with appropriate notice of the matters to be considered at the 2010 Annual Meeting, the Company intends to file the 2010 Proxy Statement with the Commission at least 30 days prior to the meeting date, in which case the Company will have received the Proposal after the 80-day deadline has passed, constituting "good cause" for the Company's inability to meet the 80-day requirement under Rule 14a-8(j). In any event and regardless of the actual filing date of the 2010 Proxy Statement, the Company believes that "good cause" exists for the Company's inability to meet the 80-day requirement under Rule 14a-8(j) given that the Company did not receive the Proposal until a mere 47 days prior to the one-year anniversary of the date the 2009 Proxy Statement was released to the Company's stockholders and almost two and a half months after the 120-day deadline under Rule 14a-8(e)(2). Accordingly, we respectfully request that the Staff waive the 80-day requirement under Rule 14a-8(j) with respect to this submission.

Conclusion

Based upon the foregoing analysis, on behalf of the Company we respectfully request that the Staff:

(1) confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the 2010 Proxy Statement; and

(2) waive the 80-day filing requirement under Rule 14a-8(j).

If you have any questions or require additional information concerning this submission or any matter discussed herein, please contact the undersigned by telephone at (212) 451-2220, by email at rfriedman@olshanlaw.com or by facsimile at (212) 451-2222. Thank you for your attention to this matter.

Sincerely,



Robert H. Friedman, Esq.

Enclosures

cc: Eric Weinstein
Jeffrey O. Nyweide, GlobalOptions Group, Inc.

1088653-2

From: Eric Weinstein
To: Harvey Schiller
Cc: Jeff Nyweide
Sent: Tue Sep 28 12:22:27 2010
Subject: c/o The Board of Directors of GlobalOptions Group, Inc.

Dr. Schiller:

Attached please find a shareholder proposal to be considered for inclusion in the proxy materials to be distributed in connection with the Company's 2010 Annual Meeting of Stockholders.

Regards,

Eric Weinstein

Eric Weinstein
*** FISMA & OMB Memorandum M-07-16 ***

September 28, 2010

VIA ELECTRONIC AND OVERNIGHT DELIVERY

Dr. Harvey Schiller
Chairman and Chief Executive Officer
c/o The Board of Directors of GlobalOptions Group, Inc.
GlobalOptions Group, Inc.
75 Rockefeller Plaza
27th Floor
New York, NY 10019

Dear Dr. Schiller:

Attached please find a shareholder proposal to be considered for inclusion in the proxy materials to be distributed in connection with the Company's 2010 Annual Meeting of Stockholders.

With respect to my eligibility to sponsor this proposal, I certify that I currently own 887,289 common shares of GlobalOptions Group, Inc. I also certify that I have held at least $2,000 worth of shares in the Company for at least one year. Indeed, subtracting the total trading volume of the Company's shares between my 13G filing of record with the SEC dated 11/19/2009 and September 28, 2009 from my holdings disclosed in the 13G filing evidences this claim. Furthermore, I shall continue to hold at least $2,000 worth of the shares in the Company through the date of the 2010 Annual Meeting of Stockholders.

Regards,



Eric Weinstein

Enclosure